March 14, 2007




Stewart M. Kasen
Chairman
Lenox Group Inc.
6436 City West Parkway
Eden Prairie, MN 55344

Mr. Kasen:

     We have the utmost respect for the Carl Marks Advisory Group and are comfortable that they will address the short-term issues facing Lenox Group Inc. (the "Company") in a timely matter. Overall, as reflected in the decline in your stock price as well as the apparent turnover of your ownership base, shareholders are clearly disappointed with both previous management and the board's performance in guiding the Company.

     We would hope that material changes will be forthcoming at the Company. However, we urge that the decision on such changes not be made by the Board in a vacuum without first consulting with the Company's owners - its shareholders - at least with respect to the following matters:

     o Extension, termination or change in scope regarding the engagement or agreement with Carl Marks;

     o    Offers of employment for senior management positions;

     o    Any capital structure and/or financing related issues; and

     o    Any strategic transaction(s) potentially being contemplated.

     To the extent such information sharing requires a non-disclosure agreement, we, as the Company's second largest shareholder, would be willing to entertain reasonable confidentiality restrictions.

     Additionally, we do not expect and would be opposed to any negative changes in corporate governance, including the renewal of the soon to expire poison pill.

     Your annual meeting date has not yet been announced. We would welcome an opportunity to help facilitate the Company's turnaround and exploration of strategic ideas as a significant voice on the board of directors. We believe that your shareholders should be represented by directors who have a meaningful economic interest in the Company. We are unaware of existing board

Stewart M. Kasen
March 14, 2007
Page 2

members' plans regarding the upcoming meeting, but to the extent certain members are contemplating stepping down, we would welcome the opportunity to provide three director candidates for shareholder consideration.

     Please feel free to contact me at (212) 377-4224 regarding the above-mentioned matters at your convenience.

                                        CLINTON GROUP INC.

                                        /s/Conrad L. Bringsjord

                                        Conrad L. Bringsjord
                                        Managing Director